A special meeting of the fund's shareholders was held on July 18, 2007. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1

To approve an amended management contract that includes adding a performance adjustment component to the management fee for Fidelity Advisor Dividend Growth Fund, and giving the Trustees the authority to change the fund's performance adjustment index going forward, without a shareholder vote, subject to applicable law.

	# of Votes	% of Votes
Affirmative	1,723,643,332.06	75.429
Against	498,647,770.39	21.822
Abstain	62,826,868.73	2.749
TOTAL	2,285,117,971.18	100.000